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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 08775

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Fidelity Distributors Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

245 Summer Street
(No. and Street)

Boston (City) MA (State) 02210 (Zip Code)

SEC Mail Processing Section
FEB 29 2016
Washington DC
404

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Janice Keating 201-915-7427
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterCoopers LLC
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

We, SCOTT COUTO and MICHAEL LYONS, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Fidelity Distributors Corporation as of December 31, 2015, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

2/26/16

Signature Date

President

Title

2/26/16

Signature Date

Chief Financial Officer

Title

Subscribed and Sworn to before me
on this 26th day of FEB., 2016

Notary Public


ANDRE KIRPAN
Notary Public
State of New Jersey
My Commission Expires Oct 4, 2017



Report of Independent Accountants

To the Management of
Fidelity Distributors Corporation
(A Wholly-Owned Subsidiary of FMR LLC):

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Fidelity Distributors Corporation (the "Company") for the year ended December 31, 2015, which were agreed to by the Fidelity Distributors Corporation, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Fidelity Distributors Corporation's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2015. Management is responsible for Fidelity Distributors Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows: The SIPC-6 payments for the Company of $150 made on July 31, 2015, which represents the amount due for the period January 1, 2015 through June 30, 2015, was agreed to a screenshot from the internal wire transfer system (Wire Ref #49186322). No difference was noted. No SIPC-7 payments for the Company were made for the period July 1, 2015 through December 31, 2015.

2. Compared the Total Revenue amount reported on the audited Form X-17A-5 for the year ended December 31, 2015 to the Total revenue amount of $1,535,462,041 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2015, noting no differences.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared deductions on line 2(c)1, "Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products," of $1,535,336,622 to schedules for the year ended December 31, 2015 provided by Janice Keating, Director II of Brokerage Accounting, noting no differences.

    b. Compared deductions on line 2(c)5, "Net gain from securities in investment accounts", of $125,419 to schedules for the year ended December 31, 2015 provided by Janice Keating, Director II of Brokerage Accounting, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $0 and $150, respectively of the Form SIPC-7. Line 2d was tested by footing the revenue amount listed in line 2a, which was tested in procedure number 2 above, and deduction amounts which were tested in step 3 above. No differences were noted. The General Assessment listed on line 2e was then recalculated. No differences were noted.

    b. Note that the mathematical accuracy of lines 2a-2c were tested as part of steps 2 and 3 listed above. No differences noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management of Fidelity Investments Institutional Services Company, Inc. the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2016.

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

FIDELITY DISTRIBUTORS CORPORATION
499 WASHINGTON BLVD, # NJ3B
JERSEY CITY, NJ 07310-1995
SEC File# 8-08775

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Janice Keating 201.915.7427

2. A. General Assessment (item 2e from page 2) $ 150

   B. Less payment made with SIPC-6 filed (**exclude interest**) (150)
   07/30/15
   Date Paid

   C. Less prior overpayment applied ( )

   D. Assessment balance due or (overpayment) 0

   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

   F. Total assessment balance and interest due (or overpayment carried forward) $______

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $0

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FIDELITY DISTRIBUTORS CORPORATION
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 24 day of February, 20 16.

Director of Brokerage Accounting
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/31/15
and ending 12/31/15

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,535,462,041
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separale accounts, and from transactions in security futures products.	1,535,336,622
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	125,419
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	1,535,462,041
2d. SIPC Net Operating Revenues	$ 0
2e. General Assessment @ .0025	$ 150
	(to page 1, line 2.A.)



Report of Independent Registered Public Accounting Firm

To the Management of Fidelity Distributors Corporation:

We have reviewed Fidelity Distributors Corporation's assertions, included in the accompanying Fidelity Distributors Corporation's Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(1) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the period January 1, 2015 to December 31, 2015, without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the period January 1, 2015 to December 31, 2015.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 26, 2015

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (646) 471 8320, www.pwc.com/us

Fidelity Distributors Corporation
245 Summer Street
Boston, MA 02210

Fidelity INVESTMENTS

Fidelity Distributors Corporation's Exemption Report

Fidelity Distributors Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k): (1)

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the period January 1, 2015 to December 31, 2015 without exception.

Fidelity Distributors Corporation

I, Michael Lyons, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



By: ______________________
Title: Chief Financial Officer
Date: February 26, 2016

I, Scott Couto, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



By: ______________________
Title: President
Date: February 26, 2016

FIDELITY DISTRIBUTORS CORPORATION
(SEC I.D.No. 8-08775)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.



Report of Independent Registered Public Accounting Firm

To the Management of Fidelity Distributors Corporation:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Fidelity Distributors Corporation (the "Company") at December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. This Statement of Financial Condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2016

FIDELITY DISTRIBUTORS CORPORATION
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015
(Dollars in thousands, except share data)

ASSETS		
Cash	$	296
Securities owned - at fair value		107,948
Receivables:		
Brokers and dealers		174,240
Mutual funds		462,208
Total receivables		636,448
Deferred dealer concessions, net		11,535
Other assets		252
Total assets	$	756,479
LIABILITIES		
Payables:		
Brokers and dealers	$	503,840
Mutual funds		174,223
Total liabilities		678,063
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY		
Preferred stock, 5% non cumulative, $100 par value; authorized 5,000 shares; 4,750 shares issued and outstanding		475
Common stock, $1 par value; authorized 1,000,000 shares; 1,061 shares issued and outstanding		1
Additional paid-in capital		93,500
Retained earnings		80,949
Total stockholder's equity		174,925
Less: Net receivable from Parent		(96,509)
Total stockholder's equity, net		78,416
Total liabilities and stockholder's equity, net	$	756,479

The accompanying notes are an integral part of the statement of financial condition.

(Dollars in thousands)

1. Organization:

Fidelity Distributors Corporation (the "Company") is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority. The Company is a wholly owned subsidiary of FMR LLC (the "Parent"). The Company is the principal underwriter and distributor of the Fidelity mutual funds. The Fidelity mutual funds are managed by Fidelity Management & Research Company ("FMR Co."), a wholly owned subsidiary of FMR LLC, and other affiliated companies. FMR Co. is a registered investment advisor under the Securities and Exchange Commission Investment Advisers Act of 1940. The Company is also the sponsor of the Fidelity Destiny Plans.

The Company generates all of its marketing and distribution services revenue by providing services to FMR Co. and other affiliated companies. Fees for such services are based on costs incurred plus a mark-up as agreed upon between the parties. The Company also earns marketing and distribution services revenue based on a percentage of the average daily net assets of the funds managed by affiliated companies. The Company's mutual fund distribution fees are generated from Fidelity mutual funds. This revenue is also based on a percentage of the average net assets in those funds. As a result, the Company's revenues may fluctuate based on the performance of financial markets.

2. Summary of Significant Accounting Policies:

Basis of Presentation and Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including fair value measurements, and the disclosure of contingent assets and liabilities. Actual results could differ from the estimates included in the statement of financial condition.

Cash

For the purposes of reporting cash flows and amounts in the statement of financial condition, the Company defines cash as cash on hand, demand deposits, and time deposits with original maturities less than 60 days. The Company's policy is to invest excess cash into money market funds which are classified as securities owned at fair value in the statement of financial condition.

Receivables from and Payables to Brokers and Dealers and Mutual Funds

Receivables from brokers and dealers and receivables from mutual funds include mutual fund purchase and redemption trades, measured at transaction value, that are unsettled at December 31, 2015. The receivables from brokers and dealers include $11,523 receivable from an affiliate. The receivables from mutual funds of $462,208 are from mutual fund companies managed by affiliates.

Payables to brokers and dealers and payables to mutual funds include mutual fund purchase and redemption trades, measured at transaction value, that are unsettled at December 31, 2015. The payables to brokers and dealers include $14,825 payable to an affiliate. The payables to mutual funds of $174,223 are to mutual fund companies managed by affiliates.

2. Summary of Significant Accounting Policies, continued:

Fair Value Measurements

The Company categorizes the financial assets and liabilities carried at fair value in its statement of financial condition based upon a three-level valuation hierarchy. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable valuation inputs (Level 3). If the inputs used to measure a financial asset or liability cross different levels of the hierarchy, categorization is based on the lowest level input that is significant to the fair value measurement. Management's assessment of the significance of a particular input to the overall fair value measurement of a financial asset or liability requires judgment, and considers factors specific to the asset or liability. The three levels are described below:

- Level 1 - Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets and liabilities in an active market.
- Level 2 - Financial assets and liabilities whose values are based on quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
- Level 3 - Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable in the market and significant to the overall fair value measurement. These inputs reflect management's judgment about the assumptions that a market participant would use in pricing the asset or liability, and are based on the best available information, some of which is internally developed.

Financial Assets and Liabilities Not Carried at Fair Value

Certain financial assets and liabilities that are not carried at fair value in the statement of financial condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These financial assets and liabilities are classified within Level 1 of the fair value hierarchy and include cash, receivables from brokers and dealers, receivables from mutual funds, net receivable from Parent, payables to brokers and dealers and payables to mutual funds.

Deferred Dealer Concessions

Deferred dealer concessions include sales commissions paid to financial intermediaries in connection with the sale of certain Fidelity mutual funds which are deferred and amortized on a straight-line basis, generally over a twelve month period.

As of December 31, 2015, deferred dealer concessions of $11,535 are reported net of accumulated amortization of $61,834 in the statement of financial condition.

Management evaluates deferred dealer concessions for impairment when events or changes in circumstances indicate that the respective carrying value may not be recoverable. When the carrying value of deferred dealer concessions exceeds the sum of the expected undiscounted cash flows from their use, the carrying value is reduced to fair value. The Company did not record an impairment in 2015.

2. Summary of Significant Accounting Policies, continued:

Income Taxes

The Parent is subject to flow-through tax treatment under Subchapter S of the Internal Revenue Code which generally allows taxable income, deductions and credits to flow directly to its shareholders. The Company is also subject to taxation under the Subchapter S rules. The Company is not subject to any Federal income taxes.

The Company is subject to tax in certain state and local jurisdictions. The Parent allocates to the Company a direct intercompany charge equivalent to state and local taxes due on income as if it were filing a tax return on a separate return basis. Deferred income taxes are allocated to the Company by the Parent as a direct charge and arise from the differences in the timing of recognition of revenue and expense for tax and financial reporting purposes. This amount has been offset with the receivable from Parent in the statement of financial condition.

The Company applies a more-likely-than-not recognition threshold for all tax uncertainties as the Company is permitted to recognize only those tax benefits that have a greater than 50% likelihood of being sustained upon examination by the relevant taxing authorities.

3. Securities Owned – Fair Value:

Securities owned consist of shares held in a Fidelity money market mutual fund. Securities owned are measured at fair value on a recurring basis. The fair value of securities owned is determined using published net asset values. At December 31, 2015, all of the Company's securities owned measured at fair value are classified as Level 1 within the fair value hierarchy. There were no transfers into or out of Level 1 in the fair value hierarchy during the year.

4. Commitments and Contingencies:

In the normal course of business, the Company has been named as a defendant in several legal actions and lawsuits and is subject to regulatory inquiries. The Company reviews such matters on a case by case basis and records reserves if a loss is probable and the amount of the loss can be reasonably estimated. While the outcome of litigation is inherently uncertain, it is the opinion of management, after consultation with legal counsel, that the resolution of such actions will not have a material adverse effect on the Company's statement of financial condition.

5. Charge Equivalent to Taxes on Income:

At December 31, 2015, the Company's net deferred tax liability was $101 and is included in the net receivable from Parent. The primary source of temporary differences which comprise the net deferred tax liability is dealer concessions.

The Company files income tax returns both as part of the Parent's U.S. federal and state income tax return filings as well as on a separate company basis. With limited exceptions, the Parent's returns that include the Company's activity are no longer subject to federal tax examinations for years before 2010 or state and local examinations for years before 2003.

(Dollars in thousands)

6. Net Capital Requirement:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule"). The Company has elected to utilize the alternative method permitted by the Rule which requires that minimum net capital, as defined, be the greater of $250 or 2% of aggregate debit items arising from customer transactions. At December 31, 2015, the Company had net capital of $29,218 of which $28,968 was in excess of its required net capital of $250.

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. As such, the Company claims an exemption from the Securities and Exchange Commission's Customer Protection Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to the (k)(1) provision.

7. Transactions with Affiliated Companies:

All intercompany transactions with the Parent and affiliated companies are charged or credited through an intercompany account with the Parent and may not be the same as those which would otherwise exist or result from agreements and transactions among unaffiliated third parties. The Company generally receives credit for the collection of its receivables and is charged for the settlement of its liabilities through its intercompany account with the Parent. Under a master netting agreement with the Parent, the Company may offset assets and liabilities which will ultimately be settled by the Parent on behalf of the Company against the Company's receivable from the Parent. In accordance with the agreement, net liabilities of approximately $251 have been offset against the receivable from the Parent. The Company settles the receivable from the Parent periodically through a non-cash dividend, and as such, this receivable is presented as a component of stockholder's equity on the statement of financial condition.

8. Concentration of Credit Risk:

The Company is engaged in various mutual fund brokerage activities in which counterparties primarily include brokers, dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.

9. Subsequent Events:

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2015 and through February 26, 2016 (the date of this report). There have been no material subsequent events that occurred during such period that would require disclosure in this report, or would be required to be recognized in the statement of financial condition as of December 31, 2015.